UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 4, 2017

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

	BHP Billiton Limited	BHP Billiton Plc
	171 Collins Street	Nova South
	Melbourne Victoria 3000 Australia	160 Victoria Street
	GPO BOX 86	London SW1E 5LB UK
Group Governance	Melbourne Victoria 3001 Australia	Tel +44 20 7802 4000
	Tel +61 1300 55 47 57 Fax +61 3 9609 3015	Fax + 44 20 7802 4111
4 July 2017	bhpbilliton.com	bhpbilliton.com

To:	Australian Securities Exchange	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

Notice of Dividend and AGM Dates

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

The proposed dates1 for the 2017 Final Dividend of BHP Billiton Limited and BHP Billiton Plc are as follows:

2017 Final Dividend

Preliminary Results Announcement and Dividend Determination	22 August 2017
Currency conversion into RAND	1 September 2017
Last day to trade cum dividend on JSE Limited	5 September 2017
Ex-Dividend Date (Johannesburg stock exchanges)	6 September 2017
Ex-Dividend Date (Australian, London and New York[2] stock exchanges)	7 September 2017
Record Date (including currency conversion and currency election dates for Australian & London stock exchanges)	8 September 2017
Payment Date	26 September 2017

BHP Billiton Plc shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings between the dates of 6 September and 8 September 2017 (inclusive), nor will transfers between the UK register and the South African register be permitted, between the dates of 1 September and 8 September 2017 (inclusive).

2017 Annual General Meetings (AGM)

The 2017 AGM of BHP Billiton Plc will be held in London on Thursday, 19 October 2017 at 12 noon (London time).

The 2017 AGM of BHP Billiton Limited will be held in Melbourne on Thursday, 16 November 2017 at 11.00am (Melbourne time).

Rachel Agnew
Company Secretary

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street Melbourne Victoria 3000 Australia	Registered Office: Nova South, 160 Victoria Street London SW1E 5LB United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

The BHP Billiton Group is headquartered in Australia

1 Dates are subject to change.

2 BHP Billiton Limited and BHP Billiton Plc shares are listed in the form of American Depositary Shares (ADSs) and traded as American Depositary Receipts (ADRs) on the NYSE. Each ADS represents two ordinary shares. Dates are prepared on the basis that the NYSE will migrate to a T+2 settlement cycle on 5 September 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date:	July 4, 2017	By:	/s/ Rachel Agnew
		Name:	Rachel Agnew
		Title:	Company Secretary